UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

Hawkins, Inc.

(Name of Issuer)

Common Stock, Par Value $.05 per share

(Title of Class of Securities)

420261 10 9

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 420261109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hawkins, Inc. Employee Stock Ownership Plan and Trust (a) 41-0014205

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,795,822

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,795,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,822

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18%

12.	Type of Reporting Person (See Instructions) EP

NOTES

(a)   The Trustees of the Hawkins, Inc. Employee Stock Ownership Plan and Trust are Messrs. John R. Hawkins and Marvin E. Dee. Mr. Hawkins is a director and officer of the Issuer. Mr. Dee is an officer but not a director. Apart from the plan holdings in this plan and the individual interests of each trustee under such plan as of December 31, 2003, these individuals had personal holdings of the Issuer’s common stock as set forth below. Unless otherwise noted, all shares shown are held by individuals possessing sole voting and dispositive power with respect to such shares.

Name	Number of Shares		Percentage of Class
John R. Hawkins	63,755(	1)	0.006%

Marvin E. Dee	2,000		0.0002%

(b)   The Hawkins, Inc. Employee Stock Ownership Plan and Trust (the “ESOP”) currently holds 1,795,822 shares of the Issuer’s common stock, representing 18% of the total outstanding shares. The ESOP allows participants to direct the voting of shares allocated to their accounts, but since the Trustees may vote shares with respect to which no directions are received, the Trustees may be deemed to share voting power as to all of these shares. In addition, the Trustees, as individual participants in the ESOP, have the power to direct the voting of the following number of shares allocated to their personal accounts as of December 31, 2003:  John R. Hawkins, 120,058 shares and Marvin E. Dee, 4,579 shares. The Trustees also have dispositive power with respect to all 1,795,822 shares, provided that this power is limited by a requirement that the assets of the ESOP Trust must consist primarily of shares of the Issuer’s stock. Each Trustee disclaims beneficial ownership of the shares attributed to him solely as a Trustee of the ESOP.

(1)   Mr. Hawkins has sole voting and dispositive power over 660 of these 63,755 shares.  Mr. Hawkins holds 63,095 shares jointly with his wife as to which he shares voting and dispositive power.

Item 1.
	(a)	Name of Issuer Hawkins, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3100 East Hennepin Avenue Minneapolis, MN 55413

Item 2.
	(a)	Name of Person Filing Hawkins, Inc. Employee Stock Ownership Plan and Trust
	(b)	Address of Principal Business Office or, if none, Residence Residence c/o Hawkins, Inc. 3100 East Hennepin Avenue Minneapolis, MN 55413
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock, Par Value $.05 per share
	(e)	CUSIP Number 420261 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,795,822 (See Note b)
(b) Percent of class: 18%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,795,822
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,795,822
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWKINS, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Dated: February 13, 2004	By:	/s/ John R. Hawkins
John R. Hawkins, Trustee

	By:	/s/ Marvin E. Dee
Marvin E. Dee, Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)